Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428-1800
www.cencora.com
Phone 610.727.7000

May 30, 2024

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Patrick Kuhn and Doug Jones, Division of Corporation Finance, Office of Trade & Services

Re:    Cencora, Inc.
    Form 10-K for Fiscal Year Ended September 30, 2023
    Response Dated April 18, 2024
    File No. 001-16671
Gentlemen:
    This letter responds to the comment of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated May 16, 2024 (the "Comment Letter") regarding Cencora, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "2023 10-K").
    We have reproduced the comment contained in the Comment Letter (in italics) and have set forth the Company's response below the text of the comment.
Form 10-K for Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 38
Refer to your response to prior comment 2. From the example provided therein it remains unclear the factors that caused the variance in operating cash flows between fiscal 2023 and 2022 and the extent of their effect. You cite an increase in revenue as a factor for the increase in operating cash flows. Typically it is not the increase in the amount of revenue reported in a period that affects operating cash flows but the amount of revenue collected in the period that does. In this regard, we note the increased negative impact on operating cash flows of accounts receivable of approximately $1.1 billion. In connection with this, you did not address the variance in expenses on operating cash flows. Furthermore, it appears the affect of revenues and expenses is covered by your cited factor of increased net income plus non-cash expenses between the periods. Your example cites the positive impact on fiscal 2023 operating cash flows of reduced opioid settlements of $252 million, but we note offsetting negative impact on fiscal 2023 of increased income tax paid of $218 million and interest paid of $52 million. Your example further cites net negative working capital account balances increased in fiscal 2023 due to increased revenue, net of the impact of the timing of cash receipts and disbursements, but the correlative effect of these and reasoning for such is not clear. In this regard, we note the negative increase of inventory in fiscal 2023 of $1.5 billion and positive increase of accounts payable in fiscal 2023 of $2.8 billion. Please further consider the guidance previously cited in identifying material underlying factors that actually changed operating cash between periods.
Response:
In future filings, the Company will identify specific material underlying factors that resulted in changes in operating cash flows between periods and the extent of their effect. As an example, the Company’s net cash provided by operating activities increased by approximately $1.2 billion in fiscal 2023 compared to fiscal 2022 largely due to growth of the Company and the timing of cash receipts and disbursements. More specifically, the drivers of this increase related to the following:
•The Company's growth was responsible for an increase in the Company's net income plus non-cash items from $2.8 billion in fiscal 2022 to $3.0 billion in fiscal 2023.

United States Securities and Exchange Commission
May 30, 2024

•The timing of cash receipts and disbursements can significantly impact the Company's working capital. The Company is able to maintain a negative working capital balance, as its days payable outstanding is greater than the sum of its days sales outstanding and days inventory on hand. Therefore, as the Company grows, absent timing or a specifically identifiable event or transaction, accounts receivable, inventory, and accounts payable will correspondingly increase, with the increase in accounts payable outpacing the increase in accounts receivable and inventory. In fiscal 2023, the growth of the Company's accounts receivable, inventories, and accounts payable balances provided $1.2 billion of cash from operations compared to $1.0 billion in fiscal 2022.
•Additionally, the Company’s net cash provided by operating activities in fiscal 2023 was higher than fiscal 2022 due to a $609 million reduction in the cash used for accrued expenses and long-term accrued litigation liabilities. This reduction is due to (i) the timing of operational cash disbursements and (ii) smaller opioid settlement payments of approximately $521 million in fiscal 2023 in comparison to payments of approximately $773 million made in fiscal 2022.
While there were no specific material events or transactions in fiscal 2023 or fiscal 2022 that resulted in the increase in operating cash flows, the Company will continue to monitor its results to identify and, where possible, quantify any such events or transactions in the future that materially impact comparability that were not due to growth or timing. The Company respectfully notes that it previously has provided such disclosures in prior filings when events or transactions have occurred that impacted comparability. Most recently, in the Company's Form 10-Q for the fiscal quarter ended March 31, 2024, it disclosed that the increase in accounts receivable included delayed collections of approximately $600 million from certain customers as a result of the February 2024 cyberattack on Change Healthcare.
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We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
    Please contact the undersigned via email at james.cleary@cencora.com if you should have any questions regarding our responses.

Sincerely,

/s/ James F. Cleary

James F. Cleary
Executive Vice President and Chief Financial Officer

cc:    Lazarus Krikorian, Cencora, Inc., SVP and Chief Accounting Officer